

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

February 22, 2008

<u>Via Facsimile</u>

Howard Millar
Deputy Chief Executive and Chief Financial Officer
Ryanair Holdings plc
c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland

> **RE:** **Ryanair Holdings plc**
> **Form 20-F for the Year Ended March 31, 2007**
> **File Number: 000-29304**

Dear Mr. Millar:

      We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

                      Sincerely,

                      Michael Fay
                      Branch Chief